Exhibit 21.1

List of Subsidiaries of Bankrate, Inc. (Delaware)

Subsidiary	State/Country of Incorporation	Direct Stockholders of Subsidiary

Bankrate Information Consulting (Beijing) Co. Ltd.	China - WFOE	Rate Holding Co. (100%)

CCRD Operating Company, Inc.	Delaware	CreditCards.com, Inc. (100%)

CreditCards.com, Inc.	Delaware	Bankrate, Inc. (100%)

CreditCards.com Limited	United Kingdom	CCRD Operating Company, Inc. (100%)

Freedom Marketing Limited	United Kingdom	CreditCards.com Limited (100%)

NetQuote Holdings, Inc.	Delaware	Bankrate, Inc. (100%)

NetQuote, Inc.	Colorado	NetQuote Holdings, Inc. (100%)

Rate Holding Co.	Cayman Islands	Bankrate, Inc. (100%)